SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Official Letter B3

Rio de Janeiro, August 07, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that it received from B3 – Brasil, Bolsa, Balcão, the letter 262/2025-SLE, below transcribed, requesting clarification regarding atypical oscillations with the securities issued by the Company.

Centrais Elétricas Brasileiras S.A. – Eletrobras

At. Eduardo Haiama

Investor Relations Officer

Ref.: Request for clarification on atypical oscillation

Dear Sir/Madam,

In light of the recent fluctuations recorded in the securities issued by your company, the number of trades, and the volume traded, as detailed below, we kindly request that you inform us, by August 7, 2025, whether there is any fact known to you that could justify these movements.

Ações PNB
Preços (R$ por ação)
Data	Abertura	Mínimo	Máximo	Médio	Último	Oscil. %	Nº neg.	Quantidade	Volume (R$)
07/24/2025	42.11	41.89	42.32	42.09	42.01	-1.01	3,633	591,200	24,885,555,00
07/25/2025	42.10	41.35	42.16	41.70	41.49	-1.24	4,076	819,400	34,165,061,00
07/28/2025	41.49	40.80	41.80	41.11	41.19	-0.72	6,316	1,442,000	59,283,916,00
07/29/2025	41.23	40.94	41.48	41.21	41.14	-0.12	2,560	510,900	21,055,054,00
07/30/2025	41.01	40.80	41.75	41.23	41.30	0.39	10,358	2,850,400	117,513,070,00
07/31/2025	41.00	40.67	41.41	40.95	40.90	-0.97	6,588	1,403,000	57,459,821,00
08/01/2025	41.32	40.69	41.52	40.97	41.05	0.37	4,509	908,600	37,220,929,00
08/04/2025	41.41	40.76	41.55	41.07	41.03	-0.05	5,155	1,411,400	57,971,525,00
08/05/2025	41.37	40.70	41.40	40.91	40.70	-0.80	3,877	944,200	38,627,056,00
08/06/2025*	40.77	40.75	42.48	41.83	42.20	3.68	8,714	2,423,600	101,390,505,00

* Updated as of 3:43 p.m

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

In response to the request, Eletrobras clarifies that it is not aware of any undisclosed material fact or information that could justify the fluctuations in the trading of the Company’s preferred shares as described in Official Letter 262/2025-SLE.

Eletrobras reiterates its commitment to keeping its shareholders and the market in general informed, in accordance with applicable regulations, about any act or material fact related to its business.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of past events, but reflect beliefs and expectations of our administration and may constitute estimates and projections of future events in accordance with Section 27A of the Securities Act of 1933, as amended, And Section 21E of the Securities and Exchange Act 1934, as amended. The words “believe”, “you will be able”, “you can”, “you will”, “you will”, “anticipates”, “intends”, “expects” and similar aims to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: General economic, regulatory, political and commercial conditions in Brazil and abroad, changes in interest rates, inflation and Real value, changes in volumes and patterns of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our capital investment and financing plans, existing and future government regulations, And other risks described in our annual report and other documents registered to CVM and SEC. Estimates and projections refer only to the date on which they were expressed and we assume no obligation to update any of these estimates or projections due to the occurrence of new information or future events. The future results of the companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.